							EXHIBIT 12

Republic Bancorp Inc.
Computations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended				Nine Months Ended
(in thousands)	September 30,				September 30,
	2005		2004		2005		2004
Including Interest on Deposits:

Fixed charges:
Total interest expense	$45,271		$33,591		$124,770		$97,326
Interest portion of rent expense	193		190		578		567
Fixed charges including interest on deposits	$45,464		$33,781		$125,348		$97,893

Earnings:
Net income	$17,222		$17,213		$52,004		$49,880
Income taxes	6,571		6,738		21,761		20,578
Fixed charges, as above	45,464		33,781		125,348		97,893
Earnings for purposes of calculation	$69,257		$57,732		$199,113		$168,351

Ratio of earnings to combined fixed charges including interest on deposits	1.52	x	1.71	x	1.59	x	1.72	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$26,153		$20,567		$73,797		$58,598
Interest portion of rent expense	193		190		578		567
Fixed charges excluding interest on deposits	$26,346		$20,757		$74,375		$59,165

Earnings:
Net income	$17,222		$17,213		$52,004		$49,880
Income taxes	6,571		6,738		21,761		20,578
Fixed charges, as above	26,346		20,757		74,375		59,165
Earnings for purposes of calculation	$50,139		$44,708		$148,140		$129,623

Ratio of earnings to combined fixed charges including interest on deposits	1.90	x	2.15	x	1.99	x	2.19	x